# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Track Group, Inc., CIK 0001045942
CUSIP: 81373R109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 E. 5TH AVENUE SUITE 100, NAPERVILLE, Illinois (IL), 60563
Date of event which requires filing of this statement: 03/31/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001214659-25-000866
Filed by CIK 0001705119
Persons authorized to receive notices and communications: CRC Founders Fund, LP, 1528 Wazee Street, Denver, Colorado (CO), 80202, (405) 830-3274

## Reporting persons
- CRC Founders Fund, LP (CIK 0001675729): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 691,691; sole dispositive power 0; shared dispositive power 691,691; aggregate amount beneficially owned 691,691 (5.8% of the class)
- Carlson Ridge Capital, LLC (CIK 0002124395): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 691,691; sole dispositive power 0; shared dispositive power 691,691; aggregate amount beneficially owned 691,691 (5.8% of the class)
- Carlson Ridge Capital GP, LLC (CIK 0002124379): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 691,691; sole dispositive power 0; shared dispositive power 691,691; aggregate amount beneficially owned 691,691 (5.8% of the class)
- Smith Denver Johnson (CIK 0001705119): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 691,691; sole dispositive power 0; shared dispositive power 691,691; aggregate amount beneficially owned 691,691 (5.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Track Group, Inc.
Address of issuer's principal executive offices: 200 E. 5TH AVENUE SUITE 100, NAPERVILLE, Illinois (IL), 60563

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) CRC Founders Fund, LP, a Delaware limited partnership ("CRC Founders"), with respect to the shares of Common Stock, par value $0.0001 per share, of the Issuer (the "Shares") directly and beneficially owned by it;

(ii) Carlson Ridge Capital, LLC, a Delaware limited liability company ("Carlson Ridge Capital"), as the investment manager of CRC Founders;

(iii) Carlson Ridge Capital GP, LLC, a Delaware limited liability company ("Carlson Ridge GP"), as the general partner of CRC Founders; and

(iv) Denver J. Smith, as the Managing Member of each of Carlson Ridge Capital and Carlson Ridge GP.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
Item 2(b) is hereby amended to add the following:

The address of the principal office of each of the Reporting Persons is 1528 Wazee Street, Denver, Colorado 80202.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of CRC Founders is investing in securities. Carlson Ridge Capital serves as the investment manager of CRC Founders. Carlson Ridge GP serves as the general partner of CRC Founders. Mr. Smith serves as the Managing Member of each of Carlson Ridge Capital and Carlson Ridge GP.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

Each of CRC Founders, Carlson Ridge Capital and Carlson Ridge GP are organized under the laws of the State of Delaware. Mr. Smith is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by CRC Founders were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 691,691 Shares beneficially owned by CRC Founders is approximately $742,724, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 31, 2026, CRC Founders executed a written consent in support of a proposed amendment to the Issuer's Certificate of Incorporation (the "Charter") to increase the total number of Shares authorized for issuance thereunder from 30,000,000 Shares to 60,000,000 Shares. The Reporting Persons supported the amendment to the Charter based on the Issuer's stated rationale of evaluating potential strategic transactions to (i) secure additional capital in both the near and long-term, through public or private securities offerings to fund its working capital requirements, and (ii) refinance or restructure certain of its outstanding debt obligations. The Reporting Persons have engaged, and intend to continue to engage, in discussions with the Issuer and other interested parties regarding such potential strategic transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 11,863,758 Shares outstanding as of March 19, 2026, which is the total number of Shares outstanding as reported in the Issuer's information statement on Schedule 14C filed with the Securities and Exchange Commission on March 31, 2026.

As of the date hereof, CRC Founders directly beneficially owned 691,691 Shares, constituting approximately 5.8% of the Shares outstanding.

Carlson Ridge Capital, as the investment manager of CRC Founders, may be deemed to beneficially own the 691,691 Shares owned by CRC Founders, constituting approximately 5.8% of the Shares outstanding. Carlson Ridge GP, as the general partner of CRC Founders, may be deemed to beneficially own the 691,691 Shares owned by CRC Founders, constituting approximately 5.8% of the Shares outstanding. Mr. Smith, as the Managing Member of each of Carlson Ridge Capital and Carlson Ridge GP, may be deemed to beneficially own the 691,691 Shares owned by CRC Founders, constituting approximately 5.8% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of CRC Founders, Carlson Ridge Capital, Carlson Ridge GP and Mr. Smith may be deemed to share the power to vote and dispose of the Shares owned by CRC Founders.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated to read as follows:

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 31, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Joint Filing Agreement, dated March 31, 2026.

## Signatures
- CRC Founders Fund, LP: /s/ Denver J. Smith, Denver J. Smith, Managing Member of its General Partner (03/31/2026)
- Carlson Ridge Capital, LLC: /s/ Denver J. Smith, Denver J. Smith, Managing Member (03/31/2026)
- Carlson Ridge Capital GP, LLC: /s/ Denver J. Smith, Denver J. Smith, Managing Member (03/31/2026)
- Smith Denver Johnson: /s/ Denver J. Smith, Denver J. Smith (03/31/2026)